Petron Energy II, Inc.

17950 Preston Road, Suite 960

Dallas, Texas 75252

June 20, 2014

VIA EDGAR

Roger Schwall, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Petron Energy II, Inc.
Registration Statement on Form S-1
Filed May 30, 2014
File No. 333-196394

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Petron Energy II, Inc. (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1, File No. 333-196394, originally filed on May 30, 2014 (the “S-1 Registration Statement”). The Company has elected to withdraw the S-1 Registration Statement pursuant to a comment received from the Securities and Exchange Commission (the “Commission”). No sales of the Company’s common stock have been or will be made pursuant to the S-1 Registration Statement. The Company may in the future rely on Rule 155(c) for subsequent private offerings of its securities and utilize the “Safe Harbor” from integration provided by Rule 155.

The Company requests that in accordance with Rule 457 (p) under the Securities Act, all fees paid to the Commission in connection with the filing of the above-captioned registration statement be credited for future use. If you have any questions regarding this application, please contact our legal counsel, Gregg E. Jaclin at (609) 275-0400.

Sincerely,

Petron Energy II, Inc.

By:	/s/ Floyd Smith
Name: Floyd Smith
Title: President, CEO, Secretary, Treasurer and Director